SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-41856

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C. MAR 1 2002 080

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW YORK BROKER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

13921 Park Center Road, Suite 100
(No. and Street)

Herndon, VA 20171
(City) (State) (Zip Code)

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Venkatraman Komarlingam (703) 787-8562
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

~~1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006~~
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Venkatraman Komarlingam, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of New York Broker, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

[signature]

Signature

President

Title

STATE OF VIRGINIA
COUNTY OF FAIRFAX

[signature] McKeown

Notary Public

My Commission Expires June 8, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NEW YORK BROKER, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31,2001

TELEPHONE
(202)331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
New York Broker, Inc.
Herndon, VA

We have audited the accompanying statement of financial position of New York Broker, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of New York Broker, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

February 26, 2002

NEW YORK BROKER, INC.

STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2001

ASSETS

Current assets		
Cash	$	50,251
Accounts receivable		9,330
Income tax receivable		-
Prepaid expenses		8,679
Notes receivable		-
Total current assets		68,260
Other assets		
Deposits		-
Equipment - net of depreciation of $30,929		11,478
Leasehold improvements - net of amortization of $		-
Investment in Online Securities Holding, Inc.		270,982
Total other assets		282,460
Total Assets	$	350,720

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Payable to non-customers	$	1,107
Accounts payable and accrued expenses		22,278
Total current liabilities		23,385
Non-current liabilities		
Notes payable		200,000
Total liabilities		223,385
Stockholders' equity		
Preferred stock (1million shares authorized, par value $.10, 250 shares issued and outstanding)		25
Common stock (10 million shares authorized, par value $.1052, 2,683,141 shares issued and outstanding)		282,267
Additional paid-in capital		2,262,501
Accumulated deficit		(2,417,458)
Total stockholders' equity		127,335
Total liabilities and stockholders' equity	$	350,720

See Notes to Financial Statements.

NEW YORK BROKER, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - Summary of significant Accounting Policies

Organization - New York Broker, Inc. (The Company) is a registered broker-dealer that focuses on consulting with European and United States business seeking access to the European and United States capital markets through public offerings, private placements and locations of strategic investor or joint venture partners.

Basis of Accounting - The Company uses the accrual method of accounting for both financial reporting and income tax purposes.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment - Depreciation is computed using primarily the straight-line method calculated to amortize the cost of the assets over their estimated useful lives.

Income Taxes - The Company reports income taxes in accordance with SFAS 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The Company does not have any deferred tax assets or liabilities.

Investments - The equity method of accounting is used for all investments in less that 50% owned associated companies in which the Company's interest is greater than 20%. Under the equity method, the Company recognizes it share in the net earnings or losses of these associated companies as they occur rather than as dividends are received. Dividends received are accounted for as a reduction of the investment rather than as dividend income.

(Continued)

Note 2 - Stockholders' Equity

Preferred stock has a cumulative $9 annual dividend. No dividends have been authorized or paid to date. Undeclared, cumulative dividends on preferred stock amounted to $20,250 at December 31, 2001. Dividends on common stock are restricted until preferred cumulative dividends are paid. Preferred stock is redeemable, at the option of the Company, at any time the Net Capital Requirement of the Company is in excess of $100,000.

Note 3 - Net Capital Requirement

New York Broker, Inc. is subject to the $100,000 net capital requirement of SEC Rule 15c3-1, which requires the maintenance of at lease $120,000 of net capital under SEC Rule 17a-11. New York Broker, Inc. is required to comply with exemptive provisions of SEC Rule 15c3-3. At December 31, 2001 New York Broker, Inc. was in compliance with these provisions.

Note 4 - Possession or control requirements

The Company is in compliance with the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

Note 5 - Related Party Transactions

The Company has entered into certain agreements with its German parent company.

The Company produced revenue in 2001 from a consulting agreement with its parent.

Deutschland has advanced $200,000 in subordinated debt to the Company at the broker call interest rate as evaluated quarterly (8.25% at December 31, 2001).

Note 6 - Investment in Subsidiary

The Company has invested in a company, Online Securities Holding, Inc., of which they own 49.05%. The investment is accounted for on the equity method.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

TELEPHONE
(202)331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
New York Broker, Inc.
Herndon, VA

In planning and performing our audit of the financial statements of New York Broker, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g); in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also,

projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Bathof & Company, P.C.

February 26, 2002